
February 28, 2014

Via E-Mail
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193

Re: Jos. A. Banks Clothiers, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed February 24, 2014 by Eminence Capital, LLC, Eminence GP, LLC,
Ricky C. Sandler, Bruce J. Klatsky and Norman S. Matthews
File No. 000-23874

Dear Mr. Gallardo:

        We have reviewed the above-referenced filing and have the following comment.

1.   We note that the filing persons appear to be making a solicitation or
        recommendation to security holders of Jos. A. Banks with respect to the current
        tender offer by Men's Wearhouse. Please file a Schedule 14D-9 or provide us
        your detailed legal analysis explaining why you do not believe the solicitation or
        recommendation and the filing persons are subject to Rule 14d-9.

        Please direct any questions to me at (202) 551-3619. You may also contact me
via facsimile at (202) 772-9203.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions